EXHIBIT 99.2

Breviloba, LLC

Financial Statements
for the Period July 31, 2019 Through December 31, 2019

Breviloba, LLC

Report of Independent Auditors

To the Management Committee and Members
Breviloba, LLC

We have audited the accompanying financial statements of Breviloba, LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of operations, cash flows and members’ equity for the period July 31, 2019 through December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Breviloba, LLC at December 31, 2019, and the results of its operations and its cash flows for the period July 31, 2019 through December 31, 2019 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Houston, Texas
March 13, 2020

Breviloba, LLC
Balance Sheet
December 31, 2019

(in thousands of dollars)

Assets
Current assets
Cash and cash equivalents (see Note 2)	$90,600
Accounts receivable — trade	79
Accounts receivable — related parties (see Note 6)	2,399
Other current assets	91
Total current assets	93,169
Property, plant and equipment, net (see Note 3)	1,394,608
Intangible asset, net (see Note 4)	4,258
Other assets	490
Total assets	$1,492,525

Liabilities and Members’ Equity
Current liabilities
Accounts payable — trade	$24,619
Accounts payable — related parties (see Note 6)	6,889
Other current liabilities	6,091
Total current liabilities	37,599
Asset retirement obligations (see Note 3)	1,108
Deferred tax liabilities	347
Members’ equity (see Note 5)	1,453,471
Total liabilities and members’ equity	$1,492,525

The accompanying notes are an integral part of these financial statements.

Breviloba, LLC
Statement of Operations
For the Period July 31, 2019 Through December 31, 2019

(in thousands of dollars)

Revenues
Transportation service agreements:
Related party	$41,229
Third party	326
Total transportation service agreements	41,555
Capacity arrangement:
Related party	21,137
Total revenues (see Note 2)	62,692
Costs and expenses
Operating costs and expenses	8,207
Depreciation, accretion and amortization expense	15,859
General and administrative costs	854
Total costs and expenses	24,920
Operating income	37,772
Interest income	100
Provision for income taxes	(347)
Net income	$37,525

The accompanying notes are an integral part of these financial statements.

Breviloba, LLC
Statement of Cash Flows
For the Period July 31, 2019 Through December 31, 2019

(in thousands of dollars)

Operating activities
Net income	$37,525
Reconciliation of net income to net cash flows provided by operating activities:
Depreciation, accretion and amortization expense	15,859
Deferred income tax expense	347
Effect of changes in operating accounts:
Decrease in accounts receivable — trade	1,692
Increase in accounts receivable — related parties	(2,227)
Increase in other current assets	(61)
Decrease in accounts payable — trade	(8,908)
Increase in accounts payable — related parties	1,615
Increase in other current liabilities	1,334
Net cash flows provided by operating activities	47,176
Investing activities
Capital expenditures	(71,724)
Cash used in investing activities	(71,724)
Financing activities
Cash contributions from Members	585,208
Cash distributions to Members	(470,060)
Cash provided by financing activities	115,148
Net change in cash and cash equivalents	90,600
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period (see Note 2)	$90,600

Supplemental disclosure of cash flow information
Accruals for capital expenditures at December 31, 2019	$26,680
Accrual for reimbursement to Enterprise in connection with intangible asset at December 31, 2019	$4,688

The accompanying notes are an integral part of these financial statements.

Breviloba, LLC
Statement of Members’ Equity
For the Period July 31, 2019 Through December 31, 2019

(in thousands of dollars)

	Altus Midstream Processing LP (33%)	Enterprise Products Operating LLC (67%)	Total
Balance — July 31, 2019, immediately prior to Altus’ exercise of option to acquire member interest (see Note 5)	$—	$1,300,798	$1,300,798
Net income	12,383	25,142	37,525
Cash contributions from Members	489,567	95,641	585,208
Cash distributions to Members	(9,108)	(460,952)	(470,060)
Balance — December 31, 2019	$492,842	$960,629	$1,453,471

The accompanying notes are an integral part of these financial statements.

Breviloba, LLC
Notes to Financial Statements

1. COMPANY ORGANIZATION AND NATURE OF OPERATIONS
Company Organization
Breviloba, LLC (“Breviloba”) is a Texas limited liability company formed in April 2017. Unless the context requires otherwise, references to “we,” “us,” “our,” “Breviloba,” or the “Company” within these notes are intended to mean the business and operations of Breviloba.
Effective July 31, 2019, Altus Midstream Processing LP (“Altus”) acquired a 33% interest from Enterprise Products Operating LLC (“Enterprise”). At December 31, 2019, our membership interests were owned 67% by Enterprise and 33% by Altus.
Enterprise and Altus are referred to individually as “Member” and collectively as the “Members.”
Description of Business
We own the Shin Oak NGL Pipeline (“Shin Oak”), which is a 662-mile pipeline that transports natural gas liquids (“NGLs”) from the Permian Basin to Enterprise’s NGL fractionation and storage complex located in Chambers County, Texas. In February 2019, the 24-inch diameter mainline segment of Shin Oak from Orla, Texas to Mont Belvieu was placed into limited commercial service with an initial transportation capacity of 250 thousand barrels per day (“MBPD”). In June 2019, an additional pipeline segment, the 20-inch diameter Waha lateral, was placed into service. Shin Oak is designed to provide 550 MBPD of transportation capacity.
Enterprise serves as operator of Shin Oak.
Enterprise Option Agreement
In May 2018, in conjunction with a long-term natural gas liquids (“NGL”) supply agreement, Enterprise granted Apache Corporation (“Apache”) an option to acquire up to a 33% equity interest in us. In November 2018, Apache contributed this option to Altus, which is its majority-owned subsidiary. In July 2019, Altus exercised the option and acquired a 33% equity interest in us (effective July 31, 2019). We amended our limited liability company agreement and reaffirmed Enterprise as operator of our pipeline upon Altus becoming a Member of the Company.
2. SIGNIFICANT ACCOUNTING POLICIES
Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.
All statistical data (e.g., pipeline mileage, transportation capacity and similar operating and physical measurements) in these notes to financial statements are unaudited.
In preparing these financial statements, we have evaluated subsequent events for potential recognition or disclosure through March 13, 2020, the issuance date of the financial statements.
Cash and Cash Equivalents
Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Accounts Receivable
Accounts receivable are from customers who utilize our pipeline. On a routine basis, we review all outstanding accounts receivable balances and record a reserve for amounts that we expect will not be fully recovered. We do not apply actual balances against any reserves until we have exhausted substantially all collection efforts. We have no allowance for doubtful accounts at December 31, 2019.
Commitments and Contingencies
Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to us but which will only be resolved when one or more future events occur or fail to occur. Our management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. When assessing loss contingencies related to pending legal proceedings against us or unasserted claims that may result in such proceedings, our management and legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. We accrue an undiscounted liability for those contingencies where the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. We do not record a contingent liability when the likelihood of loss is probable but the amount cannot be reasonably estimated or when the likelihood of loss is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is reasonably possible and the impact would be material to our financial statements, we disclose the nature of the contingency and, where feasible, an estimate of the possible loss or range of loss. Loss contingencies considered remote are generally not disclosed or recognized unless they involve guarantees, in which case the guarantee would be disclosed. We have no contingencies at December 31, 2019. We have no unconditional purchase commitments or contractual payments obligations outstanding at December 31, 2019.
Environmental Costs
Our operations are subject to extensive federal and state environmental regulations. Environmental costs for remediation are accrued based on estimates of known remediation requirements. Such accruals are based on management’s best estimate of the ultimate cost to remediate a site and are adjusted as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies and regulatory approvals. Expenditures to mitigate or prevent future environmental contamination are capitalized. Ongoing environmental compliance costs are charged to expense as incurred. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. We have no accrued liabilities related to environmental remediation at December 31, 2019.
Estimates
Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to (i) the useful lives and depreciation methods used for fixed assets and (ii) expense and capital expenditure accruals. Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.
Fair Value Information
The carrying amounts of accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Impairment Testing for Long-Lived Assets
Long-lived assets such as property, plant and equipment, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques. We did not recognize any asset impairment charges during the period beginning July 31, 2019 through December 31, 2019.
Income Taxes
We are organized as a pass-through entity for federal income tax purposes; therefore, our financial statements do not provide for such taxes. Our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.
Income taxes reflect our state tax obligations under the Revised Texas Franchise Tax (the “Texas Margin Tax”). Deferred income tax liabilities are recognized for temporary differences between our assets for financial reporting and tax purposes.
Leases
We adopted Accounting Standards Codification (“ASC”) 842 on January 1, 2019. The core principle of ASC 842 requires substantially all leases be recorded on the balance sheet. The new standard introduces two lessee accounting models, which result in a lease being classified as either a “finance” or “operating” lease based on whether the lessee effectively obtains control of the underlying asset over the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a right-of-use (“ROU”) asset (representing a company’s right to use the underlying asset for a specified period of time) and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. We have no leases at December 31, 2019.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. In general, depreciation is the systematic and rational allocation of an asset’s cost, less its residual value (if any), to the reporting periods it benefits. Our property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets.
Asset retirement obligations (“AROs”) consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with the retirement of property, plant and equipment assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred and can be reasonably estimated, with the associated asset retirement cost capitalized as part of the carrying value of the asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts.

See Note 3 for additional information regarding our property, plant and equipment and related AROs.
Revenues
We account for our revenue streams using ASC 606, Revenue from Contracts with Customers. The core principle of ASC 606 is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. We apply this core principle by following five key steps outlined in ASC 606: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management judgment and an analysis of the contract’s material terms and conditions.
Our assets were placed into limited commercial service and began earning revenues in February 2019. We classify our revenues as follows: (i) revenue from transportation service agreements and (ii) revenue from capacity arrangements.
Revenues from transportation service agreements (“TSAs”) are determined by multiplying a fixed transportation tariff per gallon by the volume transported by committed or uncommitted shippers. We recognize revenue from TSAs when the shipper’s volumes are redelivered.
Revenues from capacity arrangements reflect a minimum amount billed whether the customer uses capacity we make available to it plus incremental contractual fees for throughput in excess of the minimum volume. Revenue attributable to the minimum capacity (or less than the minimum capacity) is recognized in the period we make the capacity available. Revenues from incremental contractual fees for throughput in excess of the minimum volume are recognized when the associated volumes are redelivered.
We believe these approaches to revenue recognition faithfully depict how we satisfy our performance obligations to shippers over time. The terms of our billings are typical of the midstream energy industry.
See Note 6 for a description of our related party revenue arrangements.
3. PROPERTY, PLANT AND EQUIPMENT
The historical cost of our property, plant and equipment and related accumulated depreciation balances were as follows at December 31, 2019:

	Estimated
	Useful Life
	in Years
Pipeline assets	35	$1,361,197
Transportation equipment	5	534
Land		3,644
Construction in progress		58,277
Total		1,423,652
Less accumulated depreciation		29,044
Property, plant and equipment, net		$1,394,608
We began recognizing depreciation expense on our pipeline asset when it was placed into limited commercial service in February 2019. Depreciation expense was $15.4 million for the period beginning July 31, 2019 through December 31, 2019.

Asset Retirement Obligations
We have AROs in connection with certain right-of-way agreements. Property, plant and equipment, net at December 31, 2019 included $1.0 million of asset retirement costs that were capitalized as an increase in the associated long-lived asset.
The following table presents information regarding our asset retirement liabilities for the period presented:

Balance of ARO at July 31, 2019	$1,328
Liabilities incurred during the period	—
Revision in estimated cash flows	(263)
Accretion expense	43
Balance of ARO at December 31, 2019	$1,108
The following table presents our forecast of accretion expense for the years indicated:

2020	2021	2022	2023	2024

$89	$96	$103	$112	$121
4. INTANGIBLE ASSET
We recognized an intangible asset in connection with our $4.7 million reimbursement to an affiliate of Enterprise for connecting its storage facility in Mont Belvieu, Texas to our pipeline. We will amortize this intangible asset over a ten year period, which commenced in February 2019 and corresponds to the tenure of our storage agreement with the affiliate of Enterprise (see Note 6). Amortization expense is computed using the straight-line method and was $0.2 million for the period July 31, 2019 through December 31, 2019. Amortization expense for this intangible asset will be approximately $0.5 million annually.
5. MEMBERS’ EQUITY
As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated solely to our Members based on their respective membership interests. Cash contributions by and distributions to Members are also based on their respective membership interests.
Cash contributions from Members for the period beginning July 31, 2019 through December 31, 2019 reflect amounts contributed to construct Shin Oak. As described in Note 1, Altus acquired a 33% member interest in us upon exercising the option granted by Enterprise and providing an initial contribution of $440.7 million, which we immediately distributed to Enterprise.

6. RELATED PARTY TRANSACTIONS
Substantially all of our revenues for the period beginning July 31, 2019 through December 31, 2019 were earned from Enterprise and its affiliates.
Revenues from Enterprise and its affiliates in connection with TSAs are based on actual volumes redelivered and a fixed transportation tariff of 4.5 cents per gallon (subject to annual escalations). Payments are due from within 10 days from receipt of invoices. Although the TSAs do not reflect minimum volume commitments, they do feature volume dedications from multiple origin points in West Texas that may aggregate up to 450 MBPD. TSAs with Enterprise provide for a ten-year primary term, followed by two five-year extensions (each solely at the discretion of Enterprise). If a TSA has not been cancelled by either us or Enterprise at the end of the second five year extension, the agreement will go evergreen year-to-year at that point and be cancellable by either us or Enterprise at the end of an evergreen contract year. A separate TSA with an affiliate of Enterprise provides for a ten-year primary term. If the TSA has not been cancelled by the affiliate of Enterprise at the end of the primary term, the agreement will go evergreen year-to-year at that point and be cancellable by the affiliate of Enterprise at the end of an evergreen contract year.
Another affiliate of Enterprise utilizes Shin Oak for offloading mixed NGLs under a capacity arrangement that has an initial term of 15 years, with the option to extend the agreement for up to seven additional five-year terms at the election of the affiliate of Enterprise. The affiliate of Enterprise may cancel the capacity arrangement for any reason, including a decision to convert its pipeline back to NGL service, at any time during the term of the agreement by providing six months written notice to us. The capacity arrangement stipulates that affiliate of Enterprise will pay us a monthly contractual fee of $5.1 million for the right to use 135 MBPD of available capacity on Shin Oak. We determine the amount of capacity available to the affiliate of Enterprise after first taking into account transportation commitments under our TSAs. The monthly contractual fee is subject to proportional reduction if (i) we determine that Shin Oak’s available capacity is less than 135 MBPD or (ii) the affiliate of Enterprise chooses to use less than 135 MBPD of available capacity; however, the fee is subject to a floor amount of $3.8 million per month, which may be reduced further if we are able to utilize any unused transportation capacity for our account. The affiliate of Enterprise will owe us the floor amount (or the reduced floor amount) regardless of whether it actually utilizes the available capacity. Conversely, if we determine that Shin Oak has available capacity in excess of 135 MBPD, affiliate of Enterprise has the right, but not the obligation, to use such excess capacity. To the extent such excess capacity is utilized by the affiliate of Enterprise, it will pay an incremental contractual fee that is in proportion to the monthly contractual fee of $5.1 million.
We have no employees. All of our operating functions, general and administrative support and project management services are provided by employees of Enterprise. For the period beginning July 31, 2019 through December 31, 2019, we reimbursed Enterprise $0.8 million for payroll costs.
We reserve underground storage capacity in Mont Belvieu, Texas from another affiliate of Enterprise. The agreement commenced in February 2019 and has an initial term of 10 years, with the option to extend the term thereafter on a year-to-year basis (up to 40 such renewals) at the discretion of the affiliate of Enterprise. The base annual cost of this storage reservation is approximately $2.8 million, with additional charges for overstorage and other customary amounts when required. We incurred $1.1 million of related party operating expense during the period beginning July 31, 2019 through December 31, 2019 in connection with this agreement.
Our related party accounts receivable and payable amounts at December 31, 2019 are with Enterprise and its affiliates.
7. RISKS AND UNCERTAINTIES
Regulatory and Legal Risks
As part of our normal business activities, we are subject to various laws and regulations, including those related to environmental matters. In the opinion of management, compliance with existing laws and regulations is not expected to have a material effect on our financial position, results of operations or cash flows.

Also, in the normal course of business, we may be a party to lawsuits and similar proceedings before various courts and governmental agencies involving, for example, contractual disputes, environmental issues and other matters. We are not aware of any such matters at December 31, 2019. If new information becomes available, we will establish accruals and/or make disclosures as appropriate.
Customer Concentration
Enterprise and its affiliates have accounted for substantially all of our revenues since our pipeline commenced limited operations in February 2019. The loss of this customer group could have a material adverse effect on our financial position, results of operations and cash flows.